Exhibit (g)(1)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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                                               |
KENNETH ELAN,                                  |
                                               |   Civil Action No. 17230
                                   Plaintiff,  |
                                               |
                       v.                      |   CLASS ACTION COMPLAINT
                                               |   ----------------------
US WEST, INC., LINDA ALVARADO,                 |
CRAIG BARRETT, HANK BROWN, JERRY               |
COLANGELO, GEORGE HARAD, PETER                 |
HILLMAN, ALLEN F. JACOBSON,                    |
MARILYN CARLSON NELSON, RICHARD                |
McCORMICK, FRANK POPOFF and                    |
SOLOMON TRUJILLO,                              |
                                               |
                                   Defendants. |
                                               |
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            Plaintiff  alleges  upon  information  and  belief,   except  as  to
paragraph 1 which plaintiff alleges upon personal knowledge, as follows:


                                   THE PARTIES
                                   -----------

            1. Plaintiff is the owner of shares of the common stock of US West, Inc. ("US West" or the "Company") and has owned such shares at all times material hereto.

            2. Defendant US West is a Delaware  corporation with offices at 1801
California St., Denver, CO. US West is a holding company which, through subsidiaries, provides telecommunications services including local telephone services, exchange access services, domestic and international broadcast communications, wireless communications and directory services. As of May 21, 1999, US West had 39,259,305 shares of common stock outstanding.

            3. Defendant Solomon Trujillo ("Trujillo") is and was at all relevant times Chairman of the Board, President and Chief Executive Officer of US West.

            4. Defendants Linda Alvarado ("Alvarado"), Craig Barrett ("Barrett"), Hank Brown ("Brown"), Jerry Colangelo ("Colangelo"), George Harad ("Harad"), Peter Hellman ("Hellman"), Allen F. Jacobson ("Jacobson"), Marilyn Carlson Nelson ("Nelson"), Richard McCormick ("McCormick") and Frank Popoff ("Popoff") are and were at all relevant times directors of US West.

            5. The individual defendants (collectively referred to herein as the "Director Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of US West, and owe plaintiff and the US West public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

            6. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all shareholders of defendant US West (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be harmed by the conduct of defendants complaint of herein.

            7. This action is properly maintainable as a class action for the following reasons:

                  (a) The class is so numerous that joinder of all Class members is impracticable. As of May 21, 1999, there were over 39 million shares of US West common stock outstanding, owned by hundreds of shareholders of record. Members of the Class are dispersed throughout the United States;

                  (b) There are questions of law and fact which are common to members of the Class including, INTER ALIA, the following:

                        (i) whether the Director Defendants have breached their fiduciary duties owed by them to plaintiff and members of the Class; and

                        (ii) whether plaintiff and the other members of the Class will be irreparably damaged by defendants' failure to explore all reasonable alternatives to maximize shareholder value.

            8. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

            9. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making relief with respect to the Class as a whole appropriate.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

            10. On or about May 17, 1999, US West announced in a press release that it had entered into a definitive merger agreement with Global Crossing Ltd. ("Global") ("Global Merger"). Pursuant to the terms of the Global Merger, US West would initially commence a tender offer for 9.5% of Global Stock for $62.75 cash per share; subsequently, US West and Global would merge in a stock swap with each share of US West exchanged for one share of Global. As of June 14, 1999, the value of the Global Merger is $30.94 billion. The new entity will issues two classes of tracking stock.

            11. Following the Global Merger, defendant Trujillo will co-lead the combined entity with Robert Annuziata, Global's Chief Executive Officer.

            12. As part of the Global Merger, Global will proceed with its previously announced agreement to acquire Frontier Corp. ("Frontier"), a telecommunications company based in Rochester, New York for approximately $11 billion in stock.

            13. Pursuant to the terms of the Global Merger, US West will pay Global a $850 million termination fee if the Global Merger is not consummated.

            14. In connection with the Global Merger US West amended its shareholder rights plan ("poison pill"), triggered by the acquisition of 15% or more of US West stock, to make the poison pill inapplicable to the Global Merger.

            15. However, on May 17, 1999, the financial news wire services reported that the Global Merger negotiations were difficult due to the fact that QWEST Communications International, Inc. ("QWEST") had expressed interest in a business combination with US West.

            16. On or about May 21, 1999, US West filed its Schedule 14D-l ("14D-1") with the Securities and Exchange Commission ("SEC") in connection with its tender for 9.5% of Global stock. The tender offer is scheduled to expire June 18, 1999. In the 14D-1, defendants noted that on May 16, 1999, the US West Board met to discuss the Global Merger. During this meeting, the Board learned that a "third party" had indicated an interest in US West and had requested a delay for purposes of making an offer. Nonetheless, the Board approved the Global Merger.

            17. Thereafter, on June 14, 1999, QWEST announced in a press release that it offered to acquire US West and Frontier in separate transactions for a total of $55 billion cash and equity and the assumption of $11.4 billion debt ("QWEST Offer").

            18. Pursuant to the QWEST Offer, QWEST would acquire each share of US West for 1.738 shares of QWEST for a value of $80 per share. QWEST is also offering to acquire Frontier for up to $75 per share, consisting of $20 cash per share and up to $55 in QWEST stock. The exchange ratio will, in part, be dependent upon approval of both the US West and Frontier acquisitions.

            19.  In  its  press  release,   QWEST  characterized  its  offer  as
"superior"  to  the  Global  Merger.   In  a  separate  press  release,   Global
characterized the Global Merger as "superior" to the QWEST Offer.

            20. The QWEST Offer represents an opportunity to effect a change of control of US West, its business and affairs. In a change of control transaction, the Director Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in US West, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Defendants, by quickly amending the poison pill with the knowledge that a third party was interested in US West, have indicated that they favor Global and are unable and unwilling to represent the interests of US West and its public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will be resolved in the best interests of US West and its public stockholders.

            21. Under the circumstances, the Director Defendants' fiduciary obligations require them to undertake an appropriate evaluation of all BONA FIDE offers for the Company and to explore all alternatives to maximize shareholder value. The Director Defendants have breached and will continue to breach their fiduciary duties owed to plaintiff and other US West public shareholders by failing to fully explore potential BONA FIDE offers for the purchase of the Company or to, at a minimum, engage in meaningful discussions with other interested entities such as QWEST.

            22. As a result of the action and inaction of defendants, plaintiff and the other members of the Class have been and will be damaged in that they will not be able to maximize the value of their US West shares.

            23. At all times herein, defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders and to make corporate decisions in good faith. The actions of the Director Defendants in rejecting QWEST's overtures fundamentally motivated to further their own self-interests and objectives, and correspondingly, preserve and protect their emoluments and positions in the Company, all in violation of their fiduciary duties and to the detriment of the shareholders of the Company.

            24. The Director Defendants' entrenchment motives are evidenced by, INTER ALIA, erecting a virtually insurmountable barrier to other entities who may wish to acquire US West, obtain control or take steps to maximize shareholder value by use of the poison pill to favor Global, and are thereby attempting to entrench themselves in their positions of control and improperly advance their own personal agenda at the expense of US West's public stockholders.

            25. With the poison pill, the Director Defendants have acted to manipulate the corporate machinery of US West, thereby impairing the corporate democratic process within the Company at the expense of and to the detriment of the Company's common stockholders. With the poison pill, the Director Defendants are able to restrain and impair the ability of US West stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The poison pill, INTER ALIA, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions. By effectively preventing any single party other than Global from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which threatens to eliminate or diminish their control over US West. The poison pill thereby thwarts shareholder opposition and serves to perpetuate senior management's control over the business and operations of the Company.

            26. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, to the irreparable harm of plaintiff and the other members of the Class.

            27. Plaintiff and the Class have no adequate remedy at law,

            WHEREFORE, plaintiff demands judgment, as follows:

            A.    Declaring this to be a proper class action;

            B. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, by announcing their intention to undertake an appropriate evaluation of alternatives designed to maximize value for US West's public stockholders;

            C. Ordering defendants not to use the poison pill to impede any BONA FIDE offer for the Company;

            D. Preliminarily and permanently enjoining consummation of the tender offer and Global Merger until all alternatives are explored;

            E. Ordering defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered or to be suffered by them as a result of the wrongs complained of herein.

            F. Awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

            G. Granting such other and further relief as may be just and proper.

Dated:   June 14, 1999


                                    ROSENTHAL, MONHAIT, GROSS
                                       & GODDESS, P.A.



                                    By:_______________________________________
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, Delaware  19899
                                          302/656-4433

OF COUNSEL:

GOODKIND LABATON RUDOFF
   & SUCHAROW LLP
100 Park Avenue
New York, New York 10017